MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
DECEMBER 31, 2015

Revenues	$	300,000
Costs and expenses:		
Travel and entertainment		390,095
Salaries and benefits		142,526
General and administrative		68,772
Legal and professional fees		84,308
Rent expense		71,629
Depreciation expense		9,021
Property tax expense		1,141
Total costs and expenses		767,492
Net loss		(467,492)
Member's capital, beginning of year		658,098
Contributions from member		365,000
Member's capital, end of year	$	555,606

The accompanying notes are an integral part of the financial statements.